UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-39652
CUSIP: 72815G108(MYPS)

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

PLAYSTUDIOS, Inc.
Full Name of Registrant

N/A
Former Name, if Applicable

10150 Covington Cross Drive
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89144
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE

Due to the additional time required to complete the Company’s quarter-end closing procedures, PLAYSTUDIOS, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2026 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) by the prescribed due date. The Company intends to file the Form 10-Q with the SEC as soon as practicable and expects to do so within the five-calendar-day extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Scott Peterson	725	877-7000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☐ Yes	☒ No

Cautionary Note Regarding Forward Looking Statements
Statements in this Form 12b-25 that are not historical facts are forward-looking statements, including statements regarding the expected timing of the filing of the Form 10-Q. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by such statements, including the risks discussed under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, as such risks may be updated from time to time in the Company’s other filings with the SEC. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward-looking statement, except as required by law.

PLAYSTUDIOS, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: August 11, 2026

By:	/s/ Scott Peterson
	Name:	Scott Peterson
	Title:	Chief Financial Officer